Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

FAX: (212) 310-8007

November 2, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn: Mr. Jay Ingram

Re:	STR Holdings (New) LLC
Registration Statement on Form S-1
File No. 333-162376

Dear Mr. Ingram:

On behalf of our client, STR Holdings (New) LLC (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Securities and Exchange Commission Amendment No. 3 (the “Amendment”) to the Registration Statement on Form S-1 of the Company (File No. 333-162376), together with exhibits thereto (the “Registration Statement”).

Set forth below in bold are comments in the Staff’s comment letter of October 29, 2009, in connection with the Registration Statement.  Immediately following each of the Staff’s comments is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in response to the Staff’s comment.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

Principal and Selling Stockholders, page 143

1.                                      For each of the selling shareholders that is a non-reporting entity, please disclose the natural person or persons who have voting or investment control over the Company’s securities.  See Compliance and Disclosure Interpretations—Regulation S-K (Interpretation 140.02), available in the Corporation Finance section of our website.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 145-146 in response to the Staff’s comment.

Exhibit 5.1—Opinion of Weil, Gotshal & Manges LLP

2.                                      Please arrange for counsel to opine on the corporate laws of the jurisdiction of the Company’s incorporation.

The Company acknowledges the Staff’s comment and has filed a new Exhibit 5.1 opinion with the Amendment that addresses the Staff’s comment.

*   *   *   *

If it would expedite the review of the information provided herein, please do not hesitate to call me at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch
Alexander D. Lynch

cc:	Dennis L. Jilot, STR Holdings (New) LLC
Barry A. Morris, STR Holdings (New) LLC
Joseph C. Radziewicz, STR Holdings (New) LLC
Alan F. Denenberg, Esq., Davis Polk & Wardwell LLP